EXHIBIT NO. EX-99.H.1.C



                      ADDENDUM TO TRANSFER AGENCY AGREEMENT


         THIS ADDENDUM, dated effective as of November 1, 2006, modifies the Transfer Agency Agreement by and between UMB Fund Services, Inc. ("UMBFS") and UMB Scout Funds (the "Fund"), such Agreement being hereinafter referred to as the "Agreement."

         WHEREAS, in its capacity as transfer agent, UMBFS assists the Fund with the operation of its anti-money laundering program by monitoring certain shareholder activity and implementing the Fund's customer identification program (collectively, the "Monitoring Activities"); and

         WHEREAS, in connection with the Monitoring Activities, UMBFS may encounter shareholder activity that would require it to file a Suspicious Activity Report ("SAR") with the Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN"); and

         WHEREAS, FinCEN recently adopted a rule (the "Rule") under the Bank Secrecy Act (the "Act") requiring mutual funds to report suspicious transactions, effective for any transactions occurring after October 31, 2006 (the "Effective Date"); and

         WHEREAS, the Fund desires to delegate to UMBFS the day-to-day responsibility for filing SARs on its behalf based on suspicious transactions observed during the course of UMBFS' Monitoring Activities, on and after the Effective Date.

     NOW THEREFORE, the parties agree, and the Agreement is hereby modified, as follows:

         1. The Fund hereby delegates to UMBFS the authority to report suspicious transactions encountered during the course of UMBFS' Monitoring Activities ("Suspicious Activity") to FinCEN, on and after the Effective Date. For purposes of this Addendum, the term Suspicious Activity shall mean and include any transaction which requires reporting under 31 CFR ss.103.15(a)(2).

         2. When UMBFS observes any Suspicious Activity, UMBFS shall prepare a draft of a SAR on Form SAR-SF, and shall send a copy to the Fund's AML officer for review. UMBFS shall complete each SAR in accordance with the procedures set forth in 31 CFR ss.103.15(a)(3), with the intent to satisfy the reporting obligation of both UMBFS and the Fund. Accordingly, the SAR shall include the name of both UMBFS and the Fund, and shall include the words, "joint filing" in the narrative section.

         3. The Fund's AML officer shall review the SAR and provide comments, if any, to UMBFS within a time frame sufficient to permit UMBFS to file the SAR in accordance with the deadline set forth in 31 CFR ss.103.15(b)(3). Upon receipt of final approval, UMBFS shall file the SAR in accordance with the procedures set forth in 31 CFR ss.103.15(b).

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         4. UMBFS shall provide to the Fund a copy of each SAR filed, together with supporting documentation. In addition, UMBFS shall maintain a copy of the same for a period of five (5) years from the date of the SAR filing.

         5. Nothing in this Addendum shall prevent either party from making a determination that such party has an obligation under the Act to file a SAR relating to any Suspicious Activity, and from making such filing independent of the other party hereto.

         6. Fees and expenses for SAR filing services to be provided by UMBFS hereunder are already set forth in the Agreement.

         7. This Addendum constitutes the written instructions of the Fund pursuant to the terms of the Agreement. Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.

     IN WITNESS HEREOF, the undersigned have executed this Addendum as of the date and year first above written.


UMB SCOUT FUNDS
(the "Fund")



By:   /S/ GARY DICENZO
      ------------------
       Authorized Officer



UMB FUND SERVICES, INC.
("UMBFS")



By:   /S/ MAUREEN A. QUILL
    ----------------------
       Authorized Officer


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